(As filed with the Securities and Exchange Commission on June 3, 2002)

                                File No. 70-9965

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                             APPLICATION-DECLARATION
                                       ON
                                   FORM U-1/A

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                   ___________________________________________

                               AMEREN CORPORATION
                     UNION ELECTRIC DEVELOPMENT CORPORATION
                            CIPSCO INVESTMENT COMPANY
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
                   __________________________________________

                               Ameren Corporation
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                    (Name of top registered holding company,
                     parent of each applicant or declarant)
                   ___________________________________________

                               Steven R. Sullivan
                       Vice President and General Counsel
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)
                   ___________________________________________

      The Commission is requested to send copies of all notices, orders and other communications in connection with this Application-Declaration to:

     Ronald S. Gieseke, Esq.                      William T. Baker, Jr., Esq.
     Ameren Services Company                       Thelen Reid & Priest LLP
      1901 Chouteau Avenue                     40 West 57th Street, Suite 2500
    St. Louis, Missouri 63103                      New York, New York 10019

         The Application-Declaration filed in this proceeding on September 14, 2001, as amended and restated in its entirety by Amendment No. 1, filed on February 5, 2002, is hereby further amended as follows:

         1. Item 1 - Description of Proposed Transaction is amended and restated in its entirety to read as follows:

         "1.1 Introduction. Ameren Corporation ("Ameren"), a registered holding company, owns all of the outstanding common stock of Union Electric Company ("Union Electric") and Central Illinois Public Service Company ("CIPS"). Together, Union Electric and CIPS serve approximately 1.5 million electric and 300,000 retail gas customers in portions of Missouri and Illinois, including St. Louis. Ameren hereby requests authorization pursuant to Section 9(c)(3) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to invest through subsidiaries in one or more low-income housing projects that qualify for tax credits under Section 42 of the Internal Revenue Code ("Code") or historic building or other qualified rehabilitation projects that qualify for tax credits under Section 47 of the Code, in each case located in the United States.

         In its order approving the combination of Union Electric and CIPS to form Ameren,(1) the Commission authorized Ameren to retain investments held by Union Electric Development Corporation ("UEDC"), a wholly owned non-utility subsidiary of Union Electric, and CIPSCO Investment Company ("CIC"), a direct non-utility subsidiary of Ameren, in low income housing properties that qualify for Low Income Housing Tax Credits ("LIHTC") under Section 42 of the Code. As of December 31, 2001, Ameren, through UEDC and CIC, held passive investments totaling $8,380,273 in various separate limited partnerships or limited liability companies (LLCs) that own and manage low-income housing properties.(2) These investments were made, or committed to, over a period of years since 1988. Neither Ameren nor any of its subsidiaries participates actively in the development, management, or operation of these properties. In each case, responsibility for the day-to-day management of these ventures (including leasing activities, rent collection and property maintenance) resides in the general partner or managing member of the venture (in the case of LLCs)(3) or in an independent management company.

----------
(1)  See Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997).

(2) These investments are held through the St. Louis Equity Fund and the Illinois Equity Fund.

(3) State LLC statutes typically allow the members of an LLC to provide for the management of the LLC by a managing member. See, e.g., Delaware Limited Liability Company Act, ss.18-402. As indicated below, Ameren and its subsidiaries represent that they will invest in LLCs only as a non-managing member, and that their rights (including consent rights) under the relevant membership agreement will be no greater than the rights typically accorded limited partners under a limited partnership statute.

         Attached hereto as Exhibit H (Revised) is a list of the low-income housing projects currently held by UEDC and CIC, and the aggregate investment in such projects as of December 31, 2001. Certain of the projects listed also qualify for historic building rehabilitation credits.

         1.2 Proposal to Invest in Additional Projects . Ameren, through UEDC and CIC, or one or more other non-utility intermediate subsidiaries of Ameren formed specifically for the purpose of investing in Tax Credit Projects (as defined below),(4) requests authority to invest up to $125 million in total from time to time through December 31, 2005 in existing or new low-income housing projects or historic building or other qualified rehabilitated building projects ("Tax Credit Projects") that are located in the United States and qualify for Federal tax credits under Section 42 and/or Section 47 of the Code. In many cases these investments will also qualify for State tax credits. As in the past, Ameren will not take any active role in the development, management or operation of any Tax Credit Project and will not acquire any interest in any venture holding a Tax Credit Project if, as a result thereof, such venture would become an "affiliate," as defined under Section 2(a)(11) of the Act, of Ameren. Accordingly, Ameren will invest in such ventures as a limited partner in one or more limited partnerships and/or as a non-managing member in one or more LLCs, with rights that are substantially the same as rights typically accorded limited partners under limited partnership statutes.(5) Further, in each case,


----------

(4) The Commission has previously authorized Ameren and its non-utility subsidiaries to organize and acquire the equity securities of one or more intermediate subsidiaries formed exclusively for the purpose of acquiring, holding and/or financing the acquisition of other exempt or non-exempt non-utility subsidiaries. See Ameren Corporation, et al., Holding Co. Act Release No. 27053 (July 23, 1999).

(5) Under limited partnership statutes that have been adopted in most states, limited partners may not participate in the control of the business of the partnership without risking becoming liable to third parties for the obligations of the partnership. See, e.g., Delaware Revised Uniform Limited Partnership Act, as amended 2001 ("DRULPA"), ss.17-303(a). However, such statutes typically provide that specified actions by a limited partner will not constitute participation in the control of the business of the partnership, such as consulting with the general partner, requesting meetings of the partnership, or exercising the right to consent to limited number of actions by the partnership that could affect the limited partners' rights. See, e.g., DRULPA, ss.17-303(b). Consistent with consent rights that may be exercised by limited partners under any applicable limited partnership statute, Ameren and its subsidiaries anticipate that, as a limited partner, they would typically have the right to approve all or some of the following actions: the dissolution and winding up of the partnership; any sale, exchange or mortgage of partnership assets; the admission of new partners; the incurrence or renewal of any indebtedness of the partnership; any change in the nature of the business of the partnership; any amendment to the partnership agreement; a merger or consolidation; indemnification of any partner; and any transaction involving an actual or potential conflict of interest. Such approval rights are necessary and appropriate in order to enable limited partners to protect their interests in the partnership. Ameren and its subsidiaries represent that their rights (including consent rights) as non-managing members in any manager-managed LLC will be no greater that those of a limited partner in a limited partnership.

responsibility for the day-to-day management of these ventures (including leasing activities, rent collection and property maintenance) will reside in the general partner or managing member of the venture (in the case of LLCs) or in an independent management company. Ameren commits that it will dispose of its ownership interest in each Tax Credit Project upon becoming fully vested in the tax credits, including any state credits.

         Ameren and its subsidiaries will continue to undertake appropriate due diligence activities in connection with such investments and manage such investments in order to protect the tax credits that each Tax Credit Project is entitled to and to assure that the physical properties are properly maintained. These activities will include reviewing and analyzing financial statements generated by the general partners, managing member or third-party property manager against the approved budget for the investments and conducting due diligence assessments to determine that the properties remain in compliance with the provisions of all applicable Federal and State regulations. Investment management in this context may also include on-site inspections to determine that the physical structures and grounds are maintained as quality affordable housing.

         In general, a separate limited partnership or manager-managed LLC would be established for each new qualifying Tax Credit Project. This structure will allow for financing each Tax Credit Project on a stand-alone basis under the control of an unaffiliated third party, insulate each investment property from any liabilities that may arise in connection with the development or management of any other Tax Credit Project, and facilitate compliance with the requirements of Sections 42 of the Code (as applicable to low income housing properties) and
Section 47 of the Code (as applicable to certified historic structures and other qualified rehabilitated buildings).

         Opportunities to invest in a specific Tax Credit Project, directly or through investments in syndicated funds, are evaluated by the Ameren's Treasury Department in conjunction with the Tax Department on a case-by-case basis. The financial analysis considers the future cash flows related to the capital contribution made and the expected tax credits that will be earned by the partnership or LLC over the term of the investment. Since each investment is analyzed on a case-by-case basis, this economic analysis is modified to account for differing assumptions.

         As described above, this Application-Declaration does not seek approval to invest in any specific partnership or LLC, but rather seeks general approval for the investment of up to $125 million in total in Tax Credit Projects during the period through December 31, 2005. The requested amount of investment authority is consistent with Ameren's 5-year forecast as shown on Exhibit I.

         1.3 Description LIHTC Program. The LIHTC program has provided Ameren (and Union Electric and CIPSCO Inc. before the formation of Ameren) a major incentive to invest in low-income housing projects by generating a stream of tax credits that reduce Ameren's federal and state income tax liability. Generally, the owner of a qualified LIHTC property must agree to rent the units to persons with sufficiently low incomes as defined in Section 42 of the Code for at least fifteen years. In this way, the LIHTC program has resulted in the creation of a substantial amount of affordable housing. Ameren believes that there is a continuing need for affordable housing, in both Missouri and Illinois, as well as in other regions of the country, and thus seeks authorization to make additional investments in LIHTC properties. Each state has an annual allocation of federal tax credits under Section 42 of the Code in the amount of $1.25 per capita. Tax credits are allocated annually in a competitive process, so there is no way to predict which housing projects will be awarded credits in any given year.

         Under the LIHTC program, equal annual tax credits are available over a ten-year period payable over eleven years, with the first and last years prorated. Under Section 42(h)(6)(A) of the Code, no credit is allowed for any taxable year unless an agreement between the housing project owner and the applicable state housing credit agency is in effect as of the end of such taxable year. Furthermore, pursuant to Sections 42(h)(6)(B)(i), 42(h)(6)(D) and 42(h)(6)(E)(ii) of the Code, such an agreement must prohibit any increase in gross rent for a period ending on the later of (a) the date specified by such agency in the agreement or (b) 15 years after the date when the building is placed in service. Thus, even though the flow of tax credits for an LIHTC property stops after ten years, the property remains subject to rent and income restrictions for at least fifteen years.

         Given these requirements of Section 42 of the Code and the limitations imposed by state housing credit agencies on LIHTC properties, Ameren may need to maintain its direct or indirect investment interest in each LIHTC project for a period up to 15 years to protect its investment in the property.

         1.4 Description of Historic Structures and Rehabilitated Buildings Tax Credit Program. Likewise, Ameren has earned tax credits under Section 47 of the Code through investments in "certified historic structures" (defined as structures that are either listed in the National Register or located in a registered historic district and certified by the Secretary of the Interior as being of historic significance), as well as other types of "qualified rehabilitated buildings" (which could include apartment and office buildings, factories, warehouses, etc.) that were first placed in service before 1936. This program was designed to rehabilitate and extend the usefulness of historic structures in order to preserve a sense of history and retain our architectural heritage and character (in the case of "certified historic structures") and to materially extend the useful life and/or significantly upgrade the usefulness of other types of buildings (in the case of "qualified rehabilitated buildings"). The tax credit is based on the qualified rehabilitation expenditures, as defined under the Code and regulations. It is equal to 20% in the case of "certified historic structures" and 10% in the case of other rehabilitated buildings. These credits are subject to possible recapture if the rehabilitated property is transferred before five years after it is placed in service. Therefore, to avoid recapture of the credits, Ameren would have to retain its investment for five years after the in service date. In addition to the federal tax credits, Ameren may also qualify for tax credits that are available under state law (including in Missouri) with respect to investments in historic building rehabilitation projects.

         1.5 Rule 24 Certificates. Ameren proposes to file certificates pursuant to Rule 24 within 45 days after the end of each six-month period, commencing with the period ending December 31, 2002 (which initial report shall include the required information for all activity authorized hereunder beginning with the effective date of the order in this proceeding and ending December 31,
2002), which shall include:

         i. The consolidated balance sheet and twelve-month statement of income for UEDC and CIC as of the end such six-month period;

         ii. The amount of revenues and any other form of compensation received by UEDC or CIC during each six-month period ending June 30 or December 31, as applicable, from any and all Tax Credit Projects owned, directly or indirectly, by UEDC or CIC;

         iii. The name of each new Tax Credit Project company in which an investment was made during such six-month period, and, upon request, a copy of the applicable organizational document;

         iv. The amounts of any investments by UEDC and CIC during the six-month period in Tax Credit Projects and cumulative comparison with the authorization received in this proceeding; and

         v. The cumulative number of any and all Tax Credit Projects and any other investment position in any form of non-utility assets by UEDC and CIC at the end of each six-month period.

         The same information would also be provided for any new intermediate subsidiary that may be formed by Ameren for the purpose of investing in Tax Credit Projects."

         2. Item 3.2 -Rule 54 Analysis is amended and restated to read as follows:

         "Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, in which a registered holding company holds an interest in determining whether to approve any transaction unrelated to any EWG or FUCO if the requirements of Rule 53 (a), (b) and (c) are satisfied. These standards are met.

         Rule 53(a)(1): Ameren's "aggregate investment" (as defined in Rule 53(a)(1)) in EWGs is currently $535,939,525, or approximately 31.5% of Ameren's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) for the four quarters ended March 31, 2002 ($1,699,880,250). Ameren does not currently hold an interest in any FUCO.

         Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each such EWG and FUCO in which it directly or indirectly acquires and holds an interest. Ameren will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

         Rule 53(a)(3): No more than 2% of the employees of Ameren's domestic public utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

         Rule 53(a) (4): Ameren will submit a copy of each Application or Declaration, and each amendment thereto, relating to any EWG or FUCO, and will submit copies of any Rule 24 certificates required thereunder, as well as a copy of the relevant portions of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Ameren's domestic public utility subsidiaries.

         In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53 (c) is inapplicable by its terms."

         3. Exhibit F, Opinion of Counsel and Exhibit H (Revised), Tax Credit Investments at December 31, 2001, are filed herewith.

         4. The following additional financial statements of Ameren are filed herewith (by incorporation by reference):

            FS-3     -     Ameren Consolidated Balance Sheet as of December
                           31, 2001, and Consolidated Statement of Income and
                           Consolidated Statement of Cash Flows for the year ended December 31, 2001 (Incorporated by reference to Annual Report on Form 10-K for the year ended
                           December 31, 2001) (File No. 1-14756).

            FS-4     -     Ameren Consolidated Balance Sheet as of March 31,
                           2002, and Consolidated Statement of Income and
                           Consolidated Statement of Cash Flows for three months then ended (Incorporated by reference to Quarterly
                           Report on Form 10-Q for the period ended March 31,
                           2002) (File No. 1-14756).

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

                                      AMEREN  CORPORATION
                                      UNION ELECTRIC DEVELOPMENT CORPORATION

                                      By: /s/ Steven R. Sullivan
                                      Name: Steven R. Sullivan
                                      Title:  Vice President, General Counsel
                                              and Secretary

                                      CIPSCO INVESTMENT COMPANY

                                      By: /s/ Steven R. Sullivan
                                      Name: Steven R. Sullivan
                                      Title:   Secretary

Date:    June 3, 2002